NEWS RELEASE

RUBICON
MINERALS CORPORATION

TORONTO STOCK EXCHANGE SYMBOL:  RMX           AMEX SYMBOL:  RBY

RUBICON UPDATES ITS 100% CONTROLLED NEWFOUNDLAND EXPLORATION PROGRAMS

— New Discovery at H-Pond – including 16.23 g/t gold over 2.4 metres —

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX) is pleased to provide a drilling update on its portfolio of 100% controlled gold exploration projects on the island of Newfoundland, Canada. This update is highlighted by a significant new gold discovery at the H-Pond project. A summary of activities is provided below:

o H-Pond Project

A recently completed 8-hole reconnaissance drilling program (1,396 metres) by Rubicon on its 100% controlled H-Pond project, located 10 kilometers from the town of Gander, has led to the discovery of multiple, thick, extensively veined and altered, gold-bearing zones which are from 1.0 metres to 24.0 metres in thickness (core length). Gold assays from the zones include multiple vein zones over a core length of 44.45 metres in hole HP-04-01 with 0.75 g/t gold, including 5.85 metres of 2.51 g/t and 1.1 metres of 8.08 g/t, HP-04-02 includes 2.83 g/t gold over 3.1 metres, HP-04-03 includes significant intervals of 16.23 g/t gold over 2.4 metres and 2.44 g/t gold over 1.35 metres, HP-04-04 includes 3.43 g/t gold over 6.3 metres that includes 12.64 g/t gold over 1.25 metres, HP-04-07 has significant zones of 4.40 g/t gold over 1.7 metres including 15.26 g/t gold over 0.4 metres. Veined and altered zones are interpreted to extend over a minimum distance of four kilometres based on diamond drilling, trenching, gold bearing float and gold-in-soil anomalies (graphics to be posted at www.rubiconminerals.com). Rubicon considers H-Pond to represent a significant new gold discovery which merits additional drilling and exploration.

o Golden Bullet Project

Drilling at the Golden Bullet project (1,723 metres) has led to the discovery of new vein-hosted mineralization containing vein zones up to 33.5 metres thick with individual veins up to seven metres thick (estimated true thickness). The thick vein zones contain gold values up to 0.67 g/t gold over 33.50 metres. Rubicon is evaluating plans to conduct additional drilling.

o Star Track Project

The first reconnaissance drilling at the StarTrack property (2,162 metres) has documented significant vein zones from 1 to 24 metres thick (10-35% quartz) that locally contain anomalous gold.

“Rubicon is pleased with the new discovery at H-Pond as it represents another grassroots discovery that has been successfully advanced from prospecting to drilling and returned economically significant gold intersections. With a balanced mix of partner-funded and 100% controlled projects, the Company is well positioned to advance what we believe to be an early stage gold play on the island part of Newfoundland and Labrador. Led by our Chairman, Garfield MacVeigh, we have a high quality exploration team based in Newfoundland that continues to provide us with a competitive exploration advantage. We will be providing a review of progress on our partner-funded projects in the near future,” stated David Adamson.

The Company would like to acknowledge and thank the Government of Newfoundland and Labrador for Junior Company Assistance Program support to help explore the Golden Bullet and StarTrack projects.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX and focuses on gold exploration in Red Lake, Ontario and in Newfoundland, Canada. Its key asset is the 100% McFinley gold project in Red Lake. In addition, Rubicon has recently acquired a 35.6% interest in a private company which has an option to acquire a 75% interest in an Inferred Resource of 16.9 million tonnes grading 3.03% Copper and 0.66% Cobalt in the DRC (see www.sedar.com for 43-101 technical report). Rubicon also owns 60% of Toquima Minerals Corporation (“Toquima”), a private company, with exploration assets in both Nevada and Alaska.

The exploration activities on the H-Pond, Golden Bullet and Star Track Properties were supervised by Dave Mullen, a consultant to Rubicon, who is the Qualified Person as defined by National Instrument 43-101. Assaying was conducted on sawn HQ sized half core for the Golden Bullet project and NQ sized half core for Star Track and H-Pond projects by Eastern Analytical Limited in Springdale, Newfoundland, using a 30 gram fire assay with atomic absorption finish. Selected sample intervals were run using the metallics screen procedure. Standards and blanks are inserted in each sample batch to ensure quality control and selected samples have been shipped to ALS Chemex in Vancouver, B.C. for check analyses.

RUBICON MINERALS CORPORATION

David W. Adamson

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540 – 800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.